Exhibit 99.1

ShangPharma Announces Second Quarter 2012 Results

SHANGHAI, Aug. 20, 2012 /PRNewswire-Asia/ – ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights

•	Net revenues increased by 15.7% year-over-year to $31.8 million.

•	Net revenues from the Company’s top-10 customers increased by 21.3% year-over-year to $20.6 million, representing approximately 64.8% of total net revenues.

•	Net revenues from full-time-equivalent (“FTE”)-based services increased by 21.0% year-over-year to $23.9 million.

•	GAAP gross margin was 27.8%, compared with 33.3% in the second quarter of 2011. Non-GAAP gross margin was 29.0%, compared with 34.7% in the second quarter of 2011.

•	GAAP operating margin was 2.4%, compared with 10.3% in the second quarter of 2011. Non-GAAP operating margin was 7.6% compared with 15.2% in the second quarter of 2011.

Management Comment

“I am pleased to report that during a challenging second quarter, ShangPharma made excellent progress on several key strategic goals, including increasing revenue from biologics and shifting more of our work to FTE-based services,” said Michael Xin Hui, founder and Chief Executive Officer of ShangPharma. “It is a testament to the strength of our offering that global leading pharmaceutical and biotech companies continued to expand their relationships with us.”

Mr. Hui continued, “Our previously discussed investments helped us to win additional business, but also placed pressure on our margins this quarter. The increased competition that we saw in more mature service offerings in the second quarter strengthened our confidence in our long-term strategy to invest in capabilities, facilities and staff, allowing us to move up the research value chain. Our continuous investment in key areas such as integrated drug discovery, biologics, biology, process development and research manufacturing, and translational and clinical science, will be critical for strengthening our offering at the higher end of the research value chain. We believe this positions us well for long-term growth.”

William Dai, Chief Financial Officer, added, “Despite industry headwinds, we succeeded in increasing the percentage of revenues generated by FTE-based services, which have better visibility, as well as expanding our integrated drug discovery service offering to many of our larger customers. While margins were impacted by annual pay raises and benefit increases effective from April, we believe that these costs will remain relatively stable over the next several quarters. We have already begun to take a series of measures to reduce costs through improving operational efficiency.”

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of Unaudited GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Beginning in the first quarter 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated statement of comprehensive income. Other comprehensive income mainly consists of currency translation adjustments relating to translating some of our subsidiaries’ financial statements from their functional currency to our reporting currency, which is in the United States dollar. The functional currency of our main subsidiaries in China is the RMB.

Second Quarter 2012 Results

Net revenues were $31.8 million, an increase of 15.7% from $27.5 million in the second quarter of 2011. Higher volumes from the Company’s top customers and greater cross-selling of services were major drivers of this growth. This increase was partially offset by the completion of some FTE-based services projects and a decrease in non-FTE projects. Revenues this quarter were partially impacted by a change in estimates of the expected performance of certain integrated services projects.

Net revenues from the Company’s top-10 customers increased by 21.3% compared with the same period last year, representing approximately 64.8% of total net revenues, compared with 61.8% in the same quarter last year. The growth was a result of global leading pharmaceutical and biotech companies expanding their scope of work and business volumes with the Company. This increase was driven by our investments in expanding our facilities and adding new capabilities during 2011. The growth demonstrates steady progress in our efforts to become a preferred business partner of global leading pharmaceutical and biotech companies.

Net revenues from FTE-based services were $23.9 million, an increase of 21.0% from $19.7 million in the second quarter of 2011. The growth was largely a result of global leading pharmaceutical and biotech companies expanding their scope of work and business volumes with the Company. Additionally, the growth was in part due to an increase in volume as a result of our strategic shift towards FTE-based services, which have greater visibility.

Net revenues from fee-for-service-based services were $7.9 million, an increase of 2.2% from $7.8 million in the second quarter of 2011. Revenues this quarter were partially impacted by a change in estimates of the expected performance of certain integrated services projects.

Gross profit was $8.9 million, a decrease of 3.2% from $9.1 million in the second quarter of 2011. The decrease was primarily due to the costs associated with our new facilities, some of which have not yet reached full utilization. Specifically, the manufacturing business operating at our Fengxian facility will take several additional quarters to reach good utilization. Other factors impacting our quarterly performance include higher labor costs as a percentage of total net revenues due to increased headcount to support our near future business growth and annual pay raises and benefit increases effective from April, 2012. These factors were partially offset by the increase in net revenues and cost savings resulting from the value-added-tax (“VAT”) reform in Shanghai effective January 1, 2012.

Non-GAAP gross profit was $9.2 million, a decrease of 3.2% from $9.5 million in the second quarter of 2011. This was due to the reasons mentioned in the above discussion of GAAP gross profit.

Gross margin was 27.8%, compared with 33.3% in the second quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of GAAP gross profit. These factors were partially offset by the cost savings from the aforementioned VAT reform. The investments and upgrades to our facilities made during 2011, including the build-up of the Fengxian facility and the Charles River asset acquisition, are critical in positioning us for future growth and expanding further into higher-value added services.

Non-GAAP gross margin was 29.0%, compared with 34.7% in the second quarter of 2011. This decrease was due to the reasons mentioned in the above discussion of GAAP gross margin.

Operating expenses (selling and marketing, general and administrative) were $8.1 million, an increase of 28.1% from $6.3 million in the second quarter of 2011. This was primarily due to higher labor costs resulting from the addition of senior leaders across our various service offerings during the first half of 2012, annual pay raises and benefit increases effective from April 2012, higher listed company-related professional fees, higher share-based compensation expenses and higher selling and marketing expenses as a result of our enhanced business development efforts during the quarter. The enhancement of our senior scientific team is critical in positioning the Company for expansion into new capabilities and maintaining the Company’s competitiveness in the market. The enhanced marketing efforts included a focus on meeting with global customers, and help communicate the value of our expanding services offering. We anticipate that these efforts will result in increased revenue in the future.

Non-GAAP operating expenses were $6.8 million, an increase of 27.0% from $5.4 million in the second quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of operating expenses, excluding the impact of share-based compensation expenses.

Profit from operations was $0.8 million, a decrease of 73.1% from $2.8 million in the second quarter of 2011, primarily due to facility expansion costs, higher labor costs resulting from annual pay raises and benefit increases effective from April 2012 and an increase in the number of our scientific research staff members, including senior scientists, during the first half of 2012, higher listed company-related professional fees, higher share-based compensation expenses, and higher selling and marketing expenses. These factors were partially offset by an increase in net revenues and cost savings from the aforementioned VAT reform.

Non-GAAP profit from operations was $2.4 million, a decrease of 42.1% from $4.2 million in the second quarter of 2011. This was due to the reasons mentioned in the above discussion of GAAP profit from operations, excluding the impact of share-based compensation expenses.

Operating margin was 2.4%, compared with 10.3% in the second quarter of 2011. This decrease was primarily due to facility expansion costs, higher labor costs as a percentage of total net revenues, higher listed company-related professional fees, higher share-based compensation expenses, and higher selling and marketing expenses. These were partially offset by cost savings resulting from the aforementioned VAT reform.

Non-GAAP operating margin was 7.6%, compared with 15.2% in the second quarter of 2011. This decrease was primarily due to the reasons mentioned in the above discussion of GAAP operating margin, excluding the impact of share-based compensation expenses.

Net income decreased by 87.8% year over year to $0.4 million, primarily due to lower profit from operations and a significant unrealized foreign exchange forward contract mark-to-market loss amounting to $1.7 million, due to the RMB depreciation against the U.S. dollar during the quarter leading to continuing depreciation anticipation and lower interest income. These items were partially offset by a tax benefit recognized during the quarter as a result of the tax preference for the super deduction of research and development expenses in calculating one of our subsidiaries’ 2011 income tax expenses, which was formally approved by the local tax bureau in the second quarter of 2012. Such tax preferences were not considered in our 2011 income tax expenses as we had not yet received formal approval from the local tax bureau.

Non-GAAP net income was $2.1 million, a decrease of 56.0% from $4.7 million in the second quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of GAAP net income.

Diluted earnings per ADS were $0.02, which compares with $0.18 in the second quarter of 2011.

Non-GAAP diluted earnings per ADS were $0.11, which compares with $0.25 in the second quarter of 2011.

Financial Position

As of June 30, 2012, the Company had cash and cash equivalents of $34.7 million and no debt outstanding. During the quarter, capital expenditures totaled $3.9 million, primarily from purchase of equipment and investment in leasehold improvements of our various facilities.

Full Year 2012 Guidance

The Company revises its previously announced guidance for non-GAAP gross margin for the full year 2012, and reconfirms its guidance for net revenues and capital expenditures for the full year 2012. The Company expects:

•	Net revenues to be approximately $131.7 – $136.2 million, which represents growth of approximately 18.0% – 22.0% compared with the full year of 2011.

•	Non-GAAP gross margin to be approximately 30.0% – 31.5%, compared to the previously announced range of 31.5% – 33.5%.

•	Capital expenditures to be approximately $20.0 – $24.0 million.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8:00AM U.S. Eastern Time on August 20, 2012 (8:00PM Beijing Time on August 20, 2012).

The dial-in details for the live conference call are as follows:

- International:	+1-718-354-1231

- United States:	+1-866-519-4004
- United Kingdom:	+080-8234-6646
- Hong Kong:	+852-2475-0994

Passcode: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com.

A telephone replay of the call will be available for seven days from August 20, 2012, 11:00AM U.S. Eastern Time to August 27, 2012, 11:59PM U.S. Eastern Time.

The dial-in details for the replay are as follows:

- International:	+61-2-8235-5000
- Passcode:	17558472

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2012 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earnings per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of Unaudited GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail:shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2011	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	37,778	34,738
Restricted cash	2,562	1,156
Accounts receivable, net	23,974	27,203
Amounts due from related parties	503	765
Inventories	2,842	2,752
Prepayments and others	4,425	2,683
Deferred tax assets	264	925

Total current assets	72,348	70,222
Non-current assets:
Derivative assets	7	—
Property, plant, equipment and software, net	86,521	88,583
Land use right, net	6,634	6,539
Other long-term assets	559	633
Amounts due from related parties	225	224
Deferred tax assets	609	620

Total non-current assets	94,555	96,599

Total assets	166,903	166,821

LIABILITIES
Current liabilities:
Accounts payable	16,307	15,331
Amounts due to related parties	123	489
Salary and welfare payable	3,864	2,325
Income tax payable	3,241	1,437
Advance from customers	1,596	738
Other payables and accruals	5,613	4,998
Total current liabilities	30,744	25,318
Non-current liabilities:
Advanced subsidies	3,121	4,179

Total non-current liabilities	3,121	4,179

Total liabilities	33,865	29,497

Commitments and contingencies

EQUITY
Ordinary shares (US$0.001 par value; 500,000,000 shares authorized; 336,109,400 and 337,973,959 shares issued and outstanding as of December 31, 2011 and June 30, 2012, respectively)	336	336
Additional paid in capital	84,924	87,948
Statutory reserves	8,552	8,552
Retained earnings	33,013	35,155
Accumulated other comprehensive income	7,305	7,017
Less: Treasury stock, at cost; 2,237,148 and 3,681,666 shares as of December 31, 2011 and June 30, 2012, respectively	(1,092)	(1,684)

Total equity	133,038	137,324

Total liabilities and equity	166,903	166,821

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for ADS1 data and per ADS data)

	Three months ended June 30,			Six months ended June 30,
	2011	2012	% Change	2011	2012	% Change

Net revenue	27,508	31,826	15.7%	52,282	62,580	19.7%
Cost of revenue	(18,359)	(22,967)	25.1%	(35,134)	(44,425)	26.4%

Gross profit	9,149	8,859	-3.2%	17,148	18,155	5.9%

Operating expenses
Selling and marketing	(588)	(900)	53.1%	(1,061)	(1,589)	49.8%
General and administrative	(5,732)	(7,350)	28.2%	(10,781)	(14,543)	34.9%
Other operating income[2]	—	221		—	585
Other operating expenses[2]	—	(70)		—	(235)

Total operating expenses	(6,320)	(8,099)	28.1%	(11,842)	(15,782)	33.3%

Profit from operations	2,829	760	-73.1%	5,306	2,373	-55.3%

Other income (expenses), net[2]:	1,350	(1,200)	-188.9%	2,403	(664)	-127.6%

Income from operations before income taxes	4,179	(440)	-110.5%	7,709	1,709	-77.8%

Income taxes	(827)	849	-202.7%	(1,347)	432	-132.1%

Net income	3,352	409	-87.8%	6,362	2,141	-66.3%

Net income per ADS
Basic	0.18	0.02	-88.9%	0.34	0.12	-64.7%
Diluted	0.18	0.02	-88.9%	0.34	0.12	-64.7%

Weighted average ADS outstanding
Basic	18,653,713	18,538,232		18,649,105	18,531,864
Diluted	18,820,194	18,552,031		18,883,968	18,542,477

Net income	3,352	409	-87.8%	6,362	2,141	-66.3%
Other comprehensive income:
Currency translation adjustments, net	876	(389)	-144.4%	1,615	(288)	-117.8%

Comprehensive income	4,228	20	-99.5%	7,977	1,853	-76.8%

1	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.
2	Certain government subsidies and the related costs were reclassified to other operating income/expense since the third quarter of 2011 as a result of an accounting policy change to better reflect the nature of such transactions. The change is accounting policy was not retroactively applied due to immateriality.

SHANGPHARMA CORPORATION

RECONCILIATION OF UNAUDITED GAAP TO NON-GAAP FINANCIAL DATA

(in thousands of U.S. dollars, except for ADS2 data and per ADS data)

	Three months ended June 30,			Six months ended June 30,
	2011	2012	%	2011	2012	%
GAAP gross profit	9,149	8,859	-3.2%	17,148	18,155	5.9%
GAAP gross margin	33.3%	27.8%		32.8%	29.0%
Adjustments:
Share-based compensation	390	371	-4.9%	988	645	-34.7%

Non-GAAP gross profit	9,539	9,230	-3.2%	18,136	18,800	3.7%
Non-GAAP gross margin	34.7%	29.0%		34.7%	30.0%

GAAP operating expenses	(6,320)	(8,099)	28.1%	(11,842)	(15,782)	33.3%
Adjustments:
Share-based compensation	959	1,289	34.4%	1,730	2,379	37.5%

Non-GAAP operating expenses	(5,361)	(6,810)	27.0%	(10,112)	(13,403)	32.5%

GAAP profit from operations	2,829	760	-73.1%	5,306	2,373	-55.3%
GAAP operating margin	10.3%	2.4%		10.1%	3.8%
Adjustments:
Share-based compensation	1,349	1,660	23.1%	2,718	3,024	11.3%

Non-GAAP profit from operations	4,178	2,420	-42.1%	8,024	5,397	-32.7%
Non-GAAP operating margin	15.2%	7.6%		15.3%	8.6%

GAAP net income	3,352	409	-87.8%	6,362	2,141	-66.3%
GAAP net margin	12.2%	1.3%		12.2%	3.4%
Adjustments:
Share-based compensation	1,349	1,660	23.1%	2,718	3,024	11.3%

Non-GAAP net income	4,701	2,069	-56.0%	9,080	5,165	-43.1%
Non-GAAP net margin	17.1%	6.5%		17.4%	8.3%

GAAP net income per ADS, diluted:	0.18	0.02	-88.9%	0.34	0.12	-64.7%
Adjustments:
Share-based compensation	0.07	0.09		0.14	0.16

Non-GAAP net income per ADS, diluted:	0.25	0.11	-56.0%	0.48	0.28	-41.7%

Weighted average ADS outstanding – basic (Non-GAAP)	18,653,713	18,538,232		18,649,105	18,531,864
Weighted average ADS outstanding – diluted (Non-GAAP)	18,820,194	18,552,031		18,883,968	18,542,477

2	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.